SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May 12, 2008

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

     SÃO PAULO
CITY GOVERNMENT
MAYOR’S OFFICE

The SÃO PAULO CITY GOVERNMENT, already duly identified, hereby represented by its Honorable Mayor, Mr. Gilberto Kassab; and COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP, already duly identified, hereby represented, pursuant to its by-laws, by its CEO, Mr. Gesner José de Oliveira Filho, and its Executive Officers, Mr. Rui de Britto Álvares Affonso and Mr. Paulo Massato Yoshimoto.

WHEREAS:

a) item 2.4 of CLAUSE TWO of the Agreement entered into between the PARTIES sets forth the period of up to ninety (90) days following the date of execution of the document for the conclusion of the necessary understandings for the settlement of their pending debts and for the preparation of the drafts of the Cooperation Agreement, the Metropolitan Program Agreement, and of the Authorizing Bill.

b) the document was entered into on November 14, 2007 and, therefore, the period mentioned in item 2.4 shall expire on February 11, 2008;

c) item 2.7 sets forth the commitment undertaken by the PARTIES to cease all existing judicial and extrajudicial disputes relating to the amounts negotiated during the period set forth in item 2.4;

d) subitem 2.4.1 of the Agreement provides for the possibility of extending said period, for equal and successive periods, by agreement between the PARTIES;

e) the need of setting forth the commitment of revenues for basic and environmental sanitation initiatives of interest to the CITY for government-owned and mixed capital companies;

f) the need to seek legal security and the maintenance of contractual circumstances consolidated over time;

THE PARTIES RESOLVE:

1. based on subitem 2.4.1 of the Agreement, to extend the term, for an equal period, in order for the PARTIES to conclude the necessary understandings for the settlement of their pending debts and for the preparation of the drafts of the Cooperation Agreement, the Metropolitan Program Agreement, and of the Authorizing Bill, provided for in item 2.5 of same document.

2. in compliance with the provisions of item 2.7 of the Agreement, to extend the term, for an equal period, in order for the PARTIES fulfill the commitment of ceasing all existing judicial and extrajudicial disputes relating to the amounts negotiated;

3. to change the text of items 1.1 and 1.2.7, in addition to including in the Agreement subitem 1.2.7.1, which shall be read as follows:

"1.1. As of the execution of this Agreement, the PARTIES undertake to establish basic and environmental actions complementing the CITY’s actions, comprising, among others, the following programs: “PURA” (rational use of water program), “Córrego Limpo” (clean stream), “Córrego Pirajussara” (Pirajussara stream), “Mananciais” (water source program), “Parque da Integração” (integration park), “Áreas Desafetadas” (areas withdrawn from public access and use), “Áreas de Risco” (areas under risk), and “Educação Ambiental” (environmental education); these programs’ implementation schedule will be defined by agreement between the CITY and SABESP”.

"1.2.7. SABESP shall make a special tariff available to the government-owned companies and to the mixed capital companies, through the formalization of firm-demand contracts, individually or jointly, pursuant to SABESP’s Tariff Notice or another notice that may come to replace it”.

"1.2.7.1. The total amounts paid by the government-owned and mixed capital companies to SABESP, net of the levied taxes, shall be deposited in a specific account held by SABESP at Banco Nossa Caixa S.A., the amount of which shall be allocated for carrying out basic and environmental initiatives of interest to the CITY".

4. to exclude subitem 2.6.2.2 from the Agreement and include subitem 2.6.5, which shall be read as follows:

“2.6.5 The CITY shall be granted a trade discount in the amount of R$120 million”.

5. to change subitems 2.2, 2.2.1, 2.2.2.1, 2.6.3 and 2.10 of the Agreement, which shall be read as follows:

"2.2. As of the date of execution of this Agreement, and after that, as long as the Cooperation Agreement and the Metropolitan Program Agreement provided for in item 2.5. are effective, the total amounts paid by the CITY to SABESP (items 1.2.7.1, 2.1. and 2.6. ), net of the levied taxes, shall be deposited in a specific account held by SABESP at Banco Nossa Caixa S.A., the amount of which shall be allocated for carrying out basic and environmental sanitation initiatives of interest to the CITY, as previously defined by agreement between the PARTIES, including the works for implementing the PURA program in the city government facilities and the government-owned and mixed capital companies”.

"2.2.1. SABESP shall adjust the pace of basic and environmental sanitation initiatives to the payments to be made by the CITY, so as to minimize the permanence of idle resources in the account”.

"2.2.2.1. The yields from that account shall also be allocated for carrying out basic and environmental sanitation initiatives, as per item 2.2” .

"2.6.3. The payments to be made by the CITY to SABESP shall be allocated to carry out basic and environmental sanitation initiatives, as well as to the payment of the works required for the implementation of the PURA Program in the city government facilities and the government-owned and mixed capital companies, as per item 2.2.

"2.10. In case the City Council does not approve the Bill referred to in item 2.5, and the CITY decides to conduct a bidding or take upon itself to provide the basic sanitation utilities, within less than ten (10) years following the date of execution of this Agreement, the surcharge referred to in item 2.6.2 and the trade discount provided for in item 2.6.5 shall be included in the liabilities provided for in article 35 and following, and in article 42 of Law 8,987, as of February 13, 1995”.

In witness whereof, the parties hereto execute the present instrument of amendment to the Agreement in four (4) copies of equal content and form, before the two undersigned witnesses.

São Paulo, February 10, 2008.

GILBERTO KASSAB
Mayor of the City of São Paulo

GESNER JOSÉ DE OLIVEIRA FILHO

SABESP’s Chief Executive Officer

RUI DE BRITO ÁLVARES AFFONSO
SABESP’s Executive Officer

PAULO MASSATO YOSHIMOTO
SABESP’s Executive Officer

Witnesses:
1)
Adriano C. Stringhini
Identity Card (RG): 24.579.520 -0
São Paulo Chapter of the Brazilian Bar (OAB-SP): 191.478

2)
SÍLVIO DIAS
Identity Card (RG): 20.495.141 -0
São Paulo Chapter of the Brazilian Bar (OAB-SP): 226.864

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: May 12, 2008

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.